                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (AMENDMENT NO. 1)*

                                  COMPUGEN LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M25722105
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              THE TRIANGULAR TOWER
                                   45TH FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                            ATTN: CORPORATE SECRETARY
                               TEL: 972-3-607-5794

--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 31, 2008
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Biotechnology Industries Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,941,748
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,941,748
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,941,748
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 2 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 3 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

** Does not include 6,888 shares (the "CIEH Shares") held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB
Development Corporation Ltd. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 4 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 5 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 6 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Shelly Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 7 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 8 of 31 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,952,274**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,952,274**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,952,274**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                               Page 9 of 31 pages

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement") in respect of the Ordinary Shares, par value NIS 0.01 per share, ("Ordinary Shares"), of Compugen Ltd. (the
"Issuer"), previously filed with the Securities and Exchange Commission ("SEC")
by the Reporting Persons (as defined in the Statement) on July 7, 2003.

Unless otherwise defined in this Amendment No. 1, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items [2, 4, 5 and 7] of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting
Person who is a natural person:

     (1) Clal Biotechnology Industries Ltd., ("CBI "), an Israeli public corporation, with its principal office at the Triangular Tower, 45th floor, 3
Azrieli Center, Tel Aviv 67023, Israel. CBI is a holding company, the activities of which consist of establishment, acquisition and development of companies in the life science industry. The outstanding shares of CBI are listed for trading on the Tel Aviv Stock Exchange ("TASE"). CBI owns directly Ordinary Shares of the Issuer.

     (2) Clal Industries and Investments Ltd. ("Clal Industries"), an Israeli
public corporation, with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors.
The outstanding shares of Clal Industries are listed for trading on the TASE.
CBI is a majority owned subsidiary of Clal Industries. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries's control of CBI, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CBI.

     (3) IDB Development Corporation Ltd. ("IDB Development"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3
Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the TASE. IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries. By reason of IDB Development's control of Clal Industries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Clal Industries.

     (4) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB
Holding"), with its principal office at the Triangular Tower, 44th floor, 3
Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB
Holding are listed for trading on the TASE. IDB Holding owns the majority of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development.

                              Page 10 of 31 pages

     The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (4) above:

     (5) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3
Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is
Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development
and Clal Industries; director of companies.

     (6) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street,
Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

     (7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel.
Her present principal occupation is director of companies.

     (8) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel.
His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

     Ganden Holdings Ltd. ("GANDEN HOLDINGS"), a private Israeli company, held, directly and through Ganden Investments I.D.B. Ltd. ("GANDEN INVESTMENTS"), a
private Israeli company which is an indirect wholly owned subsidiary of Ganden
Holdings, approximately 54.72% of the issued share capital and voting rights of
IDBH as follows: Ganden Investments held approximately 37.73% of the issued share capital and voting rights of IDBH, and Ganden Holdings held directly approximately 17% of the issued share capital and voting rights of IDBH. Shelly
Bergman, through a private Israeli company which is wholly owned by her, held approximately 4.23% of the issued share capital and voting rights of IDBH.
Shelly Bergman also owns approximately 0.69% of the issued share capital and voting rights of IDBD.

     The controlling shareholders of Ganden Holdings are Nochi Dankner, who held, directly and through a company controlled by him, approximately 55.46% of the issued share capital and voting rights of Ganden Holdings, and his sister,
Shelly Bergman, who held approximately 12.55% of the issued share capital and voting rights of Ganden Holdings. The aforementioned controlling shareholders are considered joint holders of approximately 68.01% of the issued share capital and voting rights of Ganden Holdings by virtue, INTER ALIA, of a co-operation and pre-coordination agreement between them.

     Nochi Dankner's control in Ganden Holdings also arises from an agreement signed by all the shareholders of Ganden Holdings, pursuant to which Nochi
Dankner was granted, INTER ALIA, veto rights at meetings of the Board of
Directors and the shareholders of Ganden Holdings and its subsidiaries.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("MANOR HOLDINGS"), a private
Israeli company, held, directly and through Manor Investments - IDB Ltd. ("MANOR
INVESTMENTS"), a private Israeli company, which is a subsidiary of Manor
Holdings, approximately 13.24% of the issued share capital and voting rights of
IDBH as follows: Manor Investments held approximately 10.39% of the issued share capital and voting rights of IDBH and Manor Holdings held directly approximately
2.85% of the issued share capital and voting rights of IDBH. Additionally, Manor
Investments held approximately 0.32% of the issued share capital and voting rights of IDBD.

     Avraham Livnat controls Avraham Livnat Ltd. ("LIVNAT"), a private Israeli company, held directly and through Avraham Livnat Investments (2002) Ltd.
("LIVNAT INVESTMENTS"), a private Israeli company which is a wholly-owned subsidiary of Livnat, approximately 13.26% of the issued share capital and voting rights of IDBH as follows: Livnat Investments held approximately 10.34%
of the issued share capital and voting rights of IDBH and Livnat held directly approximately 2.92% of the issued share capital and voting rights of IDBH.

                              Page 11 of 31 pages

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May
19, 2003 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding constituting in the aggregate approximately 51.70% of the outstanding shares of IDB Holding (Ganden - 31.02%; Manor - 10.34%; Livant -
10.34%), for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. Any holdings of said entities in IDB Holding in excess of said 51.70% of the issued share capital and voting rights of IDB
Holding (as well as the direct holdings of Ganden Holdings, Manor Holdings,
Avraham Livnat Ltd. and Shelly Bergman's wholly owned company in IDB Holding)
are not subject to IDB Shareholders Agreement. The IDB Shareholders Agreement
provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of
IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders'
meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003.

     It is hereby clarified that the additional holdings in IDBH as follows:
Ganden Holdings - approximately 17%, Ganden Investments - approximately 6.71%,
Shelly Bergman - approximately 4.23%, Manor Holdings - approximately 2.85%,
Manor Investments - approximately 0.05% and Livnat - approximately 2.92%, are not included in the IDBH Shareholders Agreement.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly
Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham
Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by IDB Holding.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CBI, (ii) Clal
Industries, (iii) IDB Holding and (iv) IDB Development are set forth in Exhibits
1, 2, 3 and 4 attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer named in Exhibits 1, 2, 3 and 4 to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer named in Exhibits 1, 2, 3 and 4 to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

                              Page 12 of 31 pages

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     The Ordinary Shares reported herein as beneficially owned by the Reporting
Persons are held for investment purposes and the Ordinary Shares are not held for the purpose of or with the effect of changing or influencing the control of the Issuer. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, selling the
Ordinary Shares, in whole or in part, at any time (whether through open market transactions, privately negotiated transactions or otherwise). The Reporting
Persons could also determine to purchase Ordinary Shares, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

     To the best knowledge of the Reporting Persons, the persons named in
Exhibits 1-4 hereto may purchase or dispose of Ordinary Shares on their own account from time to time, subject to applicable laws.

     Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Exhibits 1-4 hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     The Issuer has advised the Reporting Persons that there were 2,832,811
Ordinary Shares outstanding on February 29, 2008. The percentage of Ordinary
Shares outstanding owned by the Reporting Persons set forth in this Statement is based on this number.

(a), (b) As of July 16, 2008:

     (1) CBI is the beneficial owner, and shares with Clal Industries the power to vote and dispose of 2,941,748 Ordinary Shares, constituting approximately
10.62% of the outstanding Ordinary Shares.

     (2) Clal Industries directly owns 10,526 Ordinary Shares. It is the beneficial owner, and shares with CBI the power to vote and dispose of,
2,952,274 Ordinary Shares owned in the aggregate by Clal Industries and CBI, representing approximately 10.65% of the outstanding Ordinary Shares. Clal
Industries disclaims beneficial ownership of the CBI Shares.

     (3) IDB Development is the beneficial owner, and may be deemed to share with Clal Industries the power to vote and dispose of, 2,952,274 Ordinary Shares beneficially owned by Clal Industries, representing approximately 10.65% of the outstanding Ordinary Shares. IDB Development disclaims beneficial ownership of the Ordinary Shares beneficially owned by Clal Industries.

                              Page 13 of 31 pages

     (4) IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 2,952,274 Ordinary Shares beneficially owned by IDB Development, constituting approximately 10.65% of the outstanding Ordinary Shares. IDB Holding and the Reporting Persons who are
natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, the Reporting
Persons are not aware of any executive officer or director named in Exhibit 1-4 to the Statement, beneficially owning any Ordinary Shares.

     (c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 4 to this Statement, purchased or sold any Ordinary Shares in the sixty days preceding July 16, 2008, except as set forth below:

     Clal Industries and CBI made the following sales of Ordinary Shares, all of which were made in open market transactions on the NASDAQ:

DATE                  AMOUNT OF ORDINARY SHARES       PRICE PER SHARE (US $)
----                  -------------------------       ----------------------

July 16, 2008                     800                         2.35
July 16, 2008                   3,600                         2.36
July 16, 2008                   2,100                         2.39
July 16, 2008                   9,700                         2.40
July 16, 2008                     500                         2.41
July 16, 2008                   1,000                         2.42
July 16, 2008                     200                         2.43
July 17, 2008                   4,450                         2.39
July 17, 2008                  14,005                         2.40
July 17, 2008                     100                         2.41
July 17, 2008                   2,945                         2.42
July 17, 2008                   3,600                         2.43
July 17, 2008                   4,800                         2.44
July 17, 2008                  11,300                         2.45
July 17, 2008                   2,000                         2.47
July 17, 2008                   2,600                         2.49

     (d) Not applicable.

     (e) Not applicable.

                              Page 14 of 31 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

----------------- ---------------------------------------------------------------------------------------
Exhibit #         Description
----------------- ---------------------------------------------------------------------------------------
Exhibits 1-4      Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) CBI (2) Clal Industries, (3) IDB Development
                  and (4) IDB Holding.
----------------- ---------------------------------------------------------------------------------------
Exhibit 5         Joint Filing Agreement between Clal Industries and CBI authorizing Clal Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 6         Joint Filing Agreement between Clal Industries and IDB Development authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 7         Joint Filing Agreement between Clal Industries and IDB Holding authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 8         Joint Filing Agreement between Clal Industries and Mr. Dankner authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 9         Joint Filing Agreement between Clal Industries and Mrs. Bergman authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 10        Joint Filing Agreement between Clal Industries and Mrs. Manor authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------
Exhibit 11        Joint Filing Agreement between Clal Industries and Mr. Livnat authorizing Clal
                  Industries to file this Schedule 13D and any amendments hereto
----------------- ---------------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: July 31, 2008

                         CLAL BIOTECHNOLOGY INDUSTRIES LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY DANKNER-BERGMAN
                         AVRAHAM LIVNAT
                         RUTH MANOR

                         By:    CLAL INDUSTRIES AND INVESTMENTS LTD.

                                /s/ Yehuda Ben Ezra, /s/ Gonen Bieber
                                -------------------------------------
                                Yehuda Ben Ezra, and Gonen Bieber authorized signatories of Clal
                                Industries and Investments Ltd. for itself and on behalf of Clal
                                Biotechnology Industries Ltd., IDB Holding Corporation Ltd, IDB
                                Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman,
                                Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibits 5-11 to this Schedule 13D.

                              Page 15 of 31 pages

                                    Exhibit 1
              (Information provided as of July 31, 2008 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                       Clal Biotechnology Industries Ltd.
      Address is: Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel

NAME & ADDRESS                 POSITION                       CURRENT PRINCIPAL OCCUPATION
--------------                 --------                       ----------------------------

Avi Fischer                    Chairman of the Board          Executive Vice President of IDB Holding;
3 Azrieli Center,                                             Deputy Chairman of IDB Development;
Triangular Tower,                                             Co-Chief Executive Officer of Clal
Tel Aviv, Israel                                              Industries and Investments Ltd.

Aahron Schwartz                Director                       Manager of Teva Pharmaceutical Industries
5 Basel St.                                                   Ltd.
Petach Tikva, Israel

Gavriel Barabash               Director                       General Director of  Sourasky Medical
17 Beny Neviim st.                                            Center, Tel Aviv
Ramt Gan. Israel

Tamar Manor*                   Director                       CTO Biotechnology of Clal Industries and
3 Azrieli Center,                                             Investments Ltd.
Triangular Tower,
Tel Aviv, Israel

Jonathan Kaplan                Director                       Controlling shareholder of Jonathan Kaplan
7 Jabotinsky st.                                              consulting & Investments Ltd.
Ramt - Gan, Israel

Ehud Raanani                   External Director              Department Director of Cardiac Surgery,
69 Hapards st.                                                Sheba Medical Center Tel Hashomer.
Hod - Hasharon, Israel

Avraham Zigelman               External Director              Director of Companies
8 Ori Caesary st.
Tel Aviv, Israel

Ruben Krupik                   Chief Executive officer        Chief Executive officer of Clal
14 A Abba Hill Silver st.                                     Biotechnology Industries Ltd and Arte
Ramt Gan, Israel                                              Venture Group Ltd.

Amos Bankirer                  Vice President                 Partner of Arte Venture Group Ltd.
14 A Abba Hill Silver st.
Ramt Gan, Israel

Ofer Goldberg                  Vice President                 Partner and Director of Arte Venture Group
14 A Abba Hill Silver st.                                     Ltd.
Ramt Gan, Israel

Ofer Gonen                     Vice President                 Partner and Director of Arte Venture Group
14 A Abba Hill Silver st.                                     Ltd.
Ramt Gan, Israel

                              Page 16 of 31 pages

NAME & ADDRESS                 POSITION                       CURRENT PRINCIPAL OCCUPATION
--------------                 --------                       ----------------------------

Gil Milner                     Vice President Financial       Financial Manager and Comptroller of Clal
14 A Abba Hill Silver st.      Manager and Comptroller.       Biotechnology Industries Ltd.
Ramt Gan, Israel

Nitsa Einan                    Vice President and General     General Counsel of Clal Industries and
3 Azrieli Center,              Counsel.                       Investments Ltd. and Clal Biotechnology
Triangular Tower,                                             Industries Ltd.
Tel Aviv, Israel

Joshua Hazenfrtz               Internal Auditor               Internal Auditor of Clal Biotechnology
52 Menahem Begin Road                                         Industries Ltd.
Ramt Gan, Israel

*Mrs. Tamar Manor is a citizen of Israel and France.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in
Items 2(d) and 2(e) of Schedule 13D.

                              Page 17 of 31 pages

                                    Exhibit 2
              (Information provided as of July 31, 2008 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                      Clal Industries and Investments Ltd.
      Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------

Nochi Dankner                                 Chairman of the Board of          Chairman and Chief Executive Officer of IDB
3 Azrieli Center, the Triangular Tower 44th   Directors and Co-Chief            Holding; Chairman of IDB Development, DIC
floor, Tel Aviv 67023, Israel                 Executive.                        and Clal Industries and Investments Ltd.;
                                                                                Businessman and Director of companies

Avi Fischer                                   Director                          Executive Vice President of IDB Holdings;
3 Azrieli Center, the Triangular Tower 45th                                     Deputy  Chairman of IDB Development;
floor, Tel Aviv 67023, Israel                                                   Co-Chief Executive Officer of Clal
                                                                                Industries and Investments Ltd.

Refael Bisker                                 Director                          Chairman of Property and Building
3 Azrieli Center, the Triangular Tower 44th                                     Corporation Ltd.; Co-Chairman of Super-Sol
floor, Tel Aviv 67023, Israel                                                   Ltd.

Marc Schimmel*                                Director                          Director of UKI Investments
54-56 Euston St., London NW1  U.K.

Yecheskel Dovrat                              Director                          Economic consultant and director of
1 Nachshon St., Ramat Hasharon, Israel.                                         companies.

Eliahu Cohen                                  Director                          Chief Executive Officer of IDB Development.
3 Azrieli Center, the Triangular Tower 44th
floor, Tel Aviv 67023, Israel

Shay Livnat                                   Director                          President of Zoe Holdings Ltd.
31st HaLechi St., Bnei Brak 51200, Israel

David Leviatan                                Director                          Director of Companies.
18 Mendele St., Herzeliya, Israel

Alicia Rotbard                                External Director                 Chief Executive Officer of Doors
6 Rosenblum St.                                                                 Information Systems Inc.
#6101 Sea&Sun, Tel Aviv, Israel

                              Page 18 of 31 pages

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------

Nachum Langental                              External Director                 Director of companies
3 Jabotinski St., Ramat Gan, Israel

Isaac Manor**                                 Director                          Chairman of companies in the motor vehicle
26 Hagderot St., Savion                                                         sector of the David Lubinski Ltd. Group.

Dori Manor**                                  Director                          Chief Executive Officer of companies in the
18 Hareches St., Savion                                                         motor vehicle sector of the David Lubinski
                                                                                Ltd. group.

Adiel Rosenfeld, 42 Ha'Alon St., Timrat       Director                          Representative in Israel of Aktiva group.
23840, Israel

Zvi Livnat,                                   Co- Chief Executive               Executive Vice President of IDB Holding;
3 Azrieli Center, the Triangular Tower 45th                                     Deputy Chairman of IDB Development;
floor, Tel Aviv 67023, Israel                                                   Co-Chief Executive Officer of Clal
                                                                                Industries and Investments Ltd.

Nitsa Einan,                                  Vice President and General        General Counsel of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th   Counsel.                          Investments Ltd. and Clal Biotechnology
floor, Tel Aviv 67023, Israel                                                   Industries Ltd.

Yehuda Ben Ezra                               Vice President and Comptroller.   Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,**                               Vice President and Financial      Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th   Manager.                          Investments Ltd.
floor, Tel Aviv 67023, Israel

Guy Rosen,                                    Senior Vice President             Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd. Chairman of Israir
floor, Tel Aviv 67023, Israel                                                   Airlines and Truism Ltd

                              Page 19 of 31 pages

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------

Boaz Simons,                                  Senior Vice President             Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Tal Mund                                      Vice President                    Business Development of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Ilan Amit,                                    Internal Auditor                  Internal Auditor of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

*    Mr. Mark Schimmel is a citizen of Great Britain.

**   Mr. Isaac Manor and Mr. Dori Manor are citizens of Israel and France

***  Mr. Bieber is a citizen of Israel and the Republic of Germany.

          Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

                              Page 20 of 31 pages

                                   Exhibit 3
             (Information provided as of July 31, 2008 in response
                     to Items 2 through 6 of Schedule 13D)
                      Executive Officers and Directors of
                        IDB Development Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
                (citizenship is Israel, unless otherwise noted)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------

Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    IDB Holding; Chairman of IDB
floor, Tel-Aviv 67023, Israel                                         Development, DIC and Clal Industries and
                                                                      Investments Ltd.; Businessman and
                                                                      Director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   Directors             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   Directors             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building
3 Azrieli Center, The Triangular Tower, 44th                          Corporation Ltd.; Co-Chairman of
floor, Tel-Aviv 67023, Israel                                         Super-Sol Ltd.

Jacob Schimmel                                  Director              Co- Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower 44th     Executive Officer     Development.
floor, Tel-Aviv 67023, Israel

Isaac Manor*                                    Director              Chairman of companies in the motor
103 Kahanman Street, Bnei brak 51553, Israel                          vehicle sector of the David Lubinski
                                                                      Ltd. group.

                              Page 21 of 31 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------

Dori Manor *                                    Director              Chief Executive Officer of companies in
103 Kahanman Street, Bnei brak 51553, Israel                          the motor vehicle sector of the David
                                                                      Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Director of companies
18 Nahal Soreq Street, Modi'in 71700, Israel

Prof. Yoram Margalioth                          External Director     Senior lecturer (expert on tax laws) at
16 Ha'efroni Street, Raanana 43724, Israel                            the Faculty of Law in the Tel Aviv
                                                                      University.

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development;  Chief Executive Officer of
floor, Tel-Aviv 67023, Israel                                         IDB Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Financial Officer of IDB Development;
floor, Tel-Aviv 67023, Israel                   Financial Officer     Chief Financial Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Executive Vice        Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    President             Development.
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Development; Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   of IDB Development; Corporate Secretary
floor, Tel-Aviv 67023, Israel                                         of IDB Holding.

*    Mr. Issac Manor and Mr. Dori Manor are citizens of Israel and France.

          Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

                              Page 22 of 31 pages

                                    Exhibit 4
              (Information provided as of July 31, 2008 in response
                      to Items 2 through 6 of Schedule 13D)
              Executive Officers, Directors and Persons Controlling
                          IDB Holding Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------

Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    IDB Holding; Chairman of IDB
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Development, DIC and Clal Industries and
                                                Officer               Investments Ltd.; Businessman and
                                                                      Director of companies.

Isaac Manor *                                   Deputy Chairman of    Chairman of companies in the motor
103 Kahanman Street, Bnei brak 51553, Israel    the Board of          vehicle sector of the David Lubinski
                                                Directors             Ltd. group.

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of
14 Betzalel Street,                             the Board of          Gazit-Globe Ltd. and Chairman of
Jerusalem 94591,Israel                          Directors             Gazit-Globe Israel (Development) Ltd.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of
floor, Tel-Aviv 67023, Israel                                         IDB Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building
3 Azrieli Center, The Triangular Tower, 44th                          Corporation Ltd.; Co-Chairman of
floor, Tel-Aviv 67023, Israel                                         Super-Sol Ltd.

Jacob Schimmel                                  Director              Co- Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham
Taavura Junction, Ramle 72102, Israel                                 Livnat Ltd.

Eliahu Cohen                                    Director              Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

                              Page 23 of 31 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------

Dori Manor *                                    Director              Chief Executive Officer of companies in
103 Kahanman Street, Bnei brak 51553, Israel                          the motor vehicle sector of the David
                                                                      Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive officer of Beit Kranot
12 Harofeh Street, Ahuza,                                             Trust Ltd.
Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   President             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    President             Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                                         Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower, 44th    Officer               Executive Vice President and Chief
floor, Tel-Aviv 67023, Israel                                         Financial Officer of IDB Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice
3 Azrieli Center, The Triangular Tower, 44th                          President and Comptroller of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

(*)  Mr, Issac Manor and Mr. Dori Manor are citizens of Israel and France.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in
Items 2 (d) and 2 (e) of Schedule 13D.

                              Page 24 of 31 pages

Exhibit 5

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                   Very truly yours,

                                          ___________________________________
                                             IDB Holding Corporation Ltd.

A g r e e d:

______________________________________
Clal Industries and Investments Ltd.

                              Page 25 of 31 pages

Exhibit 6

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                  Very truly yours,

                                         ___________________________________
                                          IDB Development Corporation Ltd.

A g r e e d:

______________________________________
Clal Industries and Investments Ltd.

                              Page 26 of 31 pages

Exhibit 7

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                    Very truly yours,

                                                  _____________________
                                                      Nochi Dankner

A g r e e d:

_______________________________________
Clal Industries and Investments Ltd.

                              Page 27 of 31 pages

Exhibit 8

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                    Very truly yours,

                                                  _____________________
                                                     Shelly Bergman

A g r e e d:

_______________________________________
Clal Industries and Investments Ltd.

                              Page 28 of 31 pages

Exhibit 9

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                Very truly yours,

                                               __________________
                                                   Ruth Manor

A g r e e d:

______________________________________
Clal Industries and Investments Ltd.

                              Page 29 of 31 pages

Exhibit 10

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                      Very truly yours,

                                                    ____________________
                                                       Avraham Livnat

A g r e e d:

_______________________________________
Clal Industries and Investments Ltd.

                              Page 30 of 31 pages

Exhibit 11

June 19, 2006

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                Very truly yours,

                                    ________________________________________
                                       Clal Biotechnology Industries Ltd.

A g r e e d:

_______________________________________
Clal Industries and Investments Ltd.

                              Page 31 of 31 pages